Exhibit 99.15

CHAP MERCANTILE INC.

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, FEBRUARY 25, 2004

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE MANAGEMENT OF CHAP MERCANTILE INC. (hereinafter called the “Corporation”) for use at the Annual General and Special Meeting of Shareholders of the Corporation to be held at Suite 600 Sun Life Place, 10123 – 99 St. Edmonton, Alberta, T5J 3H1 on Wednesday, 25th day of February, 2004, at the hour of 2:00 p.m (Edmonton time), and any adjournment or adjournments thereof (hereinafter called the “Meeting”) for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders. The solicitation of proxies will be by mail. Also enclosed is an Instrument of Proxy for use at such meeting. The costs of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy are Senior Officers and Directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is deposited at the office of the Registrar and Transfer Agent of the Corporation, OLYMPIA TRUST COMPANY 2300, 125 – 9th Ave S.E., Calgary, Alberta T2G 0P6, not less than twenty-four (24) hours before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

A Shareholder who has given a proxy may it by an instrument in writing deposited either at the office of the Registrar and Transfer Agent of the Corporation, OLYMPIA TRUST COMPANY 2300, 125 – 9th Ave S.E., Calgary, Alberta T2G 0P6, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend the meeting and vote his shares as if no proxy had been given.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The Instrument of Proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All shares represented by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General and Special Meeting of Shareholders and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

RECORD DATE

Only Shareholders of the Corporation of record as at the close of business on January 23, 2004 are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholders of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee’s name is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEROF

The holders of the common shares of record at the Record Date are entitled to vote such shares at the meeting on the basis of one vote for each common share held, the common shares being the only class of shares entitled to vote at the Annual General and Special Meeting of Shareholders.

Of the Corporation’s authorized unlimited number of Common Shares, 8,600,000 Common Shares are issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and senior officers of the Corporation, the shareholders beneficially owning, directly or indirectly, equity shares carrying more than 10% of the voting rights of the outstanding equity shares of the Corporation are:

TYPE OF

NUMBER OF

NAME

OWNERSHIP

SHARES

Henry Cynamon

direct and

2,350,000

Beneficial

(27.32%)

Peter Kruczko

direct and

2,000,000

Beneficial

(23.25%)

Abe Goldstein

direct and

1,360,000

Beneficial

(15.81%)

As of January 23, 2004, the director and senior officers as a group owned beneficially, directly or indirectly, 6,410,000 Common Shares of the Corporation representing 74.53% of the currently issued and outstanding Common Shares of the Corporation.

REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

The following table sets out the aggregate remuneration paid by the Corporation to its directors and senior officers for the fiscal period ended August 31, 2003.

Nature of Remuneration

From Office of

Employment

Costs of Pension

        Other

(Aggregate)

Benefits(Aggregate)

(Aggregate)

Directors

$75,000

Nil

        Nil

(Total number 5)

Senior

Officers (2)

$18,000

Nil

        Nil

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Since the date of incorporation of the Corporation, none of the directors or officers of the Corporation have been indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The were no material interests, direct, of directors and officers of the Corporation, present or nominated, any Shareholder who beneficially owns more than 10% of the common shares of the Corporation, or any known associate or affiliate of these persons in any transaction since the commencement of the Commencement of the Corporation’s last completed fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation.

MATTERS TO BE ACTED UPON AT MEETING

ANNUAL REPORT, FINANCIAL STATEMENTS & AUDITORS’ REPORT

Pursuant to the Business Corporations Act (Alberta) and the by-laws of the Corporation, the directors of the Corporation will submit to shareholders their report, the financial statements of the Corporation for the year ended August 31, 2003 and the Auditors’ Report thereon, attached hereto as Schedule “A”.

ELECTION OF DIRECTORS

It is proposed that in the event that the proposed sale of substantially all of the assets of the Corporation (the "Sale") is approved by the Shareholders at the Meeting, the following persons will be nominated at the Meeting: Geir Liland, Dr. John Ridley and John G. Proust.

However, should the Sale not be approved by the Shareholders at the Meeting, the following persons will be nominated at the Meeting: Henry Cynamon, Peter Kruczko, Abe Goldstein, Derek Vern Shilling and Gerald C. McGregor.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEE, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. Each director elected will hold office until the next annual meeting, or until his successor is duty elected or appointed, unless his office be earlier vacated in accordance with the Business Corporations Act (Alberta).

The following information relating to the nominees as directors is based partly on the Corporation’s records and partly on information received by the Corporation from the said nominees and sets forth the name and   municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present and for the past five years, all other positions and offices in the Corporation held by him, the year in which he was first elected a director, and the approximate number of shares of the Corporation that he has advised the Corporation are beneficially owned by him, directly or indirectly as of January 23, 2004, is noted in parenthesis below each nominee.

Following are the persons who will be nominated for election as directors of the Corporation in the event the Special Resolution approving the Sale is passed at the Meeting:

NAME AND MUNICIPALITY OF RESIDENCE	POSITION PRESENTLY HELD	PRINCIPAL OCCUPATION & NO OF SHARES BENEFICIALLY OWNED OR CONTROLLED AS AT RECORD DATE
Geir Liland Vancouver, B.C	Nominee for Director and proposed President	President, Gavwest Resources Ltd. (Nil)
Dr. John Ridley Vancouver, B.C.	Nominee for Director	Physician (Nil)
John G. Proust Vancouver, B.C	Nominee for Director	President of J. Proust & Associates Inc., a business consulting company located in Vancouver, B.C., since 1986 (Nil)

Alternatively, following are the persons who will be nominated for election as directors of the Corporation in the event the Special Resolution approving the Sale is not passed at the Meeting:

NAME AND MUNICIPALITY OF RESIDENCE	POSITION PRESENTLY HELD	PRINCIPAL OCCUPATION NO OF SHARES BENEFICIALLY OWNED OR CONTROLLED AS AT RECORD DATE
Henry Cynamon *	Chairman, Chief Executive Officer and Director	Since 1964, President of Cynamon Management Ltd.; since 1980 Secretary and Director of Albert’s Restaurants Ltd. (2,350,000 Common Shares) (Director since August 23, 1994)
Peter Kruczko * Edmonton, Alberta	President, Secretary Treasurer, Chief Financial Officer and Director	Since 1978, Chartered Accountant in public practice. (2,000,000 Common Shares) (Director since August 23, 1994)
Abe Goldstein * Alberta	Director	Since 1980, President Edmonton, and Director of Edmonton Coin Vending Ltd., and Director of Albert’s Restaurants Ltd. (1,360,000 Common Shares) (Director since January 16, 1996)
Derek Vern Shilling Edmonton, Alberta	Director	Since 1993, senior manager of Dial Locksmith Ltd (“Dial”); and, prior thereto, Shop Foreman for Dial for a period of 12 years. (350,000 Common shares) (Director since June 3, 1996)
Gerald C. McGregor Edmonton, Alberta	Director	Since 1969, Manager of Edmonton, Coin Vending Ltd (350,000 Common Shares) (Director since June 3, 1996)

*Denotes member of the Audit Committee. Pursuant to the Business Corporations Act (Alberta), the Corporation is required to have an audit Committee.

APPOINTMENT OF AUDITORS

The Corporation proposes that Ellis Govenlock, Chartered Accountants, be appointed as auditors of the Corporation until the next annual meeting.

The person named in the enclosed Instrument of Proxy will vote for the appointment of Ellis Govenlock, Chartered Accountants, #2, 9363 – 50 Street, Edmonton, Alberta, T6B 2L5, as auditors of the Corporation to hold office until the next Annual Meeting of the shareholders at a remuneration to be fixed by the directors. Ellis Govenlock were first appointed auditors of the Corporation on November 16, 1998.

RATIFICATION OF ACTS, DEEDS, ETC.

The Management of the Corporation seeks shareholders confirmation with respect to the actions taken by Management since incorporation of the Corporation to the extent such actions are described in this Information Circular or the accompanying Financial Statement. In the event shareholders do not favourably pass such a resolution Management of the Company does not plan any particular action and the purpose of the resolution is to simply gauge the level of shareholder support for the actions of Management.

OTHER BUSINESS

Sale of Substantially all of the Assets of the Corporation

In conjunction with a proposed change of management of the Corporation, the Corporation intends to sell  (the "Sale") to all or several members of the current management of the Corporation its subsidiary, Dial Locksmith Ltd. for $325,000 in cash.  As the proposed Sale is of substantially all of the assets of the Corporation, it must be approved by special resolution (the "Special Resolution") of the disinterested shareholders of the Corporation.

The Board of Directors of the Corporation, in considering the approval of the Sale considered, in particular,

-

the amount and terms of the payment of the purchase price

-

the future profitability of the Corporation's business

-

the value of the Corporation's assets as shown on the most recent financial statements of the Corporation.

Based on the considerations noted above, the Board of Directors of the Corporation, have determined that the Sale is in the best interests of the Corporation, and to recommend that the shareholders of the Corporation vote in favour of the proposed special resolutions approving the Sale.

Because the proposed Sale is to outgoing management of the Corporation and is therefore a non-arm's length agreement, pursuant to the policies of the TSX Venture Exchange, the Special Resolution must be passed by a majority of disinterested shareholders.  At the meeting, each disinterested Shareholder of the Corporation will be entitled to vote in respect of the resolution on the basis of one vote per share.  The text of the Special Resolution approving the Sale is set forth below:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

The proposed sale of substantially all of the assets of the Corporation as set forth in the Management Information Circular of the Corporation January 16, 2004 (the "Circular") accompanying the Notice of this Meeting of Shareholders of Chap Mercantile Inc. be and the same is hereby authorized and approved;

(2)

the entering into by the Corporation of an agreement in respect of the Sale on substantially the terms as set out in the Circular is hereby ratified, confirmed and approved; and

(3)

notwithstanding the approval of this Special Resolution, the Board of Directors of the Corporation is hereby authorized in its sole discretion, without further notice to or approval of the Shareholders of the Corporation to amend the terms of the Sale and/or to determine not to proceed with the Sale at any time prior to the closing of the Sale.

The Special Resolution must be approved by at least two-thirds of the votes cast by the disinterested Shareholders present in person or by proxy at the Meeting.  Should the Special Resolution not be approved by the Shareholders, the Sale will not be completed.

Dissent Rights

The following description of the rights of a registered Shareholder (a "Dissenting Shareholder") who validly exercised a right of dissent in respect of the Special Resolution in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) (the "ABCA") is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair market value of such shareholder's Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA which is attached to this Circular.  A Shareholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of Section 191.  Failure to comply with the provisions of Section 191 and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A registered Shareholder is entitled, in addition to any other right such shareholder may have, to dissent in respect of the Special Resolution and to be paid by the Corporation the fair value of the Shares held by such Shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the Shareholder dissents was adopted.  A Shareholder may dissent only with respect to all of the Chap Mercantile Shares held by the Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name.  Persons who are beneficial owners of Chap Mercantile Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Shares is entitled to dissent.

A Dissenting Shareholder must send to the Corporation a written objection to the Special Resolution at or before the meeting of shareholders at which the Special Resolution is to be voted on.  A Shareholder wishing to exercise the right to dissent with respect to such Shareholder's Shares shall not vote those shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Special Resolution.

An application may be made to the Court by the Corporation or by a Dissenting Shareholder to fix the fair value or the Dissenting Shareholder's Shares.  If such an application to the Court is made by either the Corporation or a Dissenting Shareholder, the Corporation must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the Corporation's Board of Directors to be the fair value of the Shares.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Corporation is the applicant, or within 10 days after the Corporation is served with notice of the application, if a Shareholder is the applicant.  The offer will be made on the same terms to each Dissenting Shareholder and will contain or be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with the Corporation for the purchase of his Shares by the Corporation in the amount of the Corporation's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders, and fixing the time within which the Corporation must pay the amount payable to the Dissenting Shareholders.  The Court may in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a shareholder until the date of payment.

On the Sale becoming effective, or upon the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Shareholder will cease to have any rights as a shareholder, other than the right to be paid the fair value of such Shareholder's Shares in the amount agreed to between the Corporation and the Shareholder or in the amount of the judgement, as the case may be.  Until one of these events occurs, the Shareholder may withdraw his dissent, or the Corporation may rescind the Special Resolution, and in either event the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

The Corporation shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that the Corporation is, or would after the payment, be, unable to pay its liabilities as they become due, or that the realizable value of the assets of the Corporation would thereby be less than the aggregate value of its liabilities.

All Shares held by Shareholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Corporation in exchange for such fair value.

Management of the Corporation knows of no other matters nor of any variations or amendments to the matters set out herein which will be presented at the Meeting.

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or what is necessary to make a  statement not misleading in light of the circumstance in which it was made.

DATED:

 23rd day of January, 2004.

SIGNED:

“Henry Cynamon” (signed)                            “Peter Kruczko” (signed)

HENRY CYNAMON

PETER KRUCZKO

Chief Executive Officer

Chief Financial Officer

SCHEDULE "A"

Section 191 of the Alberta Business Corporations Act

191(1)

Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)

amalgamate with another corporation, otherwise than under Section 184 or 187,

(d)

be continued under the laws of another jurisdiction under Section 189, or

(e)

sell, lease or exchange all or substantially all its property under Section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation, or

(b)

by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms, and

(b)

contain or be accompanied by a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6), and

(b)

except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

the service of documents, and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)

fixing the time within which the corporation must pay that amount to a shareholder.

(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw his dissent, or

(b)

the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13), or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)

the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.